SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 11-K

  (Mark One)

      ___
     [_x_]     Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [Fee Required]

  For the fiscal year ended December 31, 1993

                                OR

      ___
     [___]     Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]


  For the transition period from ____ to ____



  Commission file number 0-15420


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     IWC RESOURCES CORPORATION
                       EMPLOYEE THRIFT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     IWC RESOURCES CORPORATION
                      1220 Waterway Boulevard
                      Indianapolis, IN 46202
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                       REQUIRED INFORMATION


     The  Plan  is  subject  to the  Employee  Retirement  Income
  Security Act of 1974 and  will file financial statements within
  180 days after the Plan's fiscal year end.
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                            SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              IWC RESOURCES CORPORATION
                              EMPLOYEE THRIFT PLAN


  Date:

                              Name:  J.A. Rosenfeld
                              Title: Chairman Employee Benefits
                                      Committee
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